UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38524

Titan Medical Inc.
(Exact Name of Registrant as Specified in Charter)

76 Berkeley Street
Toronto, Ontario  M5A 2W7
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Medical Inc.
(Registrant)

Date: March 22, 2023	/s/ Stephen Lemieux
Stephen Lemieux
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated March 22, 2023